UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35944

Power Solutions International, Inc.
on behalf of the
Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan
(Exact name of registrant as specified in its charter)

201 Mittel Drive, Wood Dale, Illinois, 60191
(630) 350-9400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan Interests under the Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan
(Title of each class of securities covered by this Form)

Common Stock ($0.001 par value per share)(1)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1) Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan (the “Plan”), the duty of Power Solutions International, Inc. (the “Company”) to file reports under Sections 13(a) or 15(d) remains with respect to the Company’s common stock, $0.001 par value per share (“Common Stock”).

(2) Effective as of October 30, 2018, the Plan ceased offering shares of Common Stock as an investment option, and all shares of Common Stock, held in such fund under the Plan were liquidated. Thus, the Company is no longer issuing securities under the Plan and no further investments in the Company’s securities may be made under the Plan. On December 6, 2018, the Company filed Post-Effective Amendment No. 1 to Form S-8 Registration Statement (No. 333-191712) to deregister all of the previously registered shares of Common Stock that remained unissued and unsold under the Plan. Therefore, interests in the Plan no longer require registration under the Exchange Act. Accordingly, this Form 15 has been filed to suspend the duty of the Plan to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan
Date: January 10, 2019	By:	/s/ John P. Miller
	Name:	John P. Miller
	Title:	Chief Executive Officer and President
Power Solutions International, Inc.